EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON CALL
Q3 FY 09 RESULTS
JANUARY 13, 2009

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Chandrashekar Kakal
Infosys Technologies - Head – Enterprise Solutions and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Anthony Miller
Tech Market

Rod Bourgeois
Bernstein

Sandeep Muthangi
IIFL

Tarun Sasodia
Anand Rathi

Diviya
JM Financial

Rishi
Enam AMC

Sumit
Birla SunLife

Sandeep Shah
ICICI Securities

Sreevatsa
Spark Capital

Shreyank
Edelweiss

Yogesh Aggarwal
HSBC Securities

Murali
Franklin Templeton

Vihang
Motilal Oswal

Vikas
Motilal Oswal

Moderator

Good afternoon ladies and gentlemen.  I am Manjula, the moderator for this conference.  Welcome to the Q3 earnings call.  For the duration of the presentation, all participants’ lines will be in the listen-only mode.  After the presentation, the question and answer session will be conducted for participants connected to international bridge.  After that, the question and answer session will be conducted for participants in India.  I would like to hand over to Mr. Shekar Narayanan.  Thank you and over to you sir.

Shekar Narayanan

Thanks Manjula.  Good afternoon ladies and gentlemen.  I am Shekar from the Investor Relations team in Bangalore.  We thank you all for joining us today to discuss the financial results for the third quarter ended December 31, 2008.  Joining us today in this conference room is CEO and Managing Director, Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan along with the other members of the senior management.  We will start with a brief statement on the performance of the company during the quarter ended December 31, 2008, outlook for the quarter ending March 31, 2009, and year ending 31st March 2009.  After that, we will open up the discussion for questions and answers.  Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces.  A full statement a nd explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov.  I would now pass it on to Infosys management.

Kris Gopalakrishnan

Thank you Shekar and good morning, good afternoon, good evening to every one of you.  Thank you for joining on this call.  Despite a very challenging environment, Infosys has done reasonably well.  Revenue grew in constant currency terms by 1% sequentially in dollar terms.  Volume grew by 2%.  The offshore volumes grew sequentially by 3.3% while the onsite volumes dropped by 1%.  This is in line with our working with clients to give them significant benefit in this environment.  Our operating margins increased by 2.3% sequentially this quarter.  Our utilization has slightly improved to 74.8%.  Repeat business continues to be high at 97%.  We have added 30 new clients this quarter.  Overall we have 583 clients.  We closed 4 large deals, $ 50 million and above in this quarter.  We have 10 in the pipeline.  Our DSO is 56 days compared to 60 days last quarter.  So, overall, this is as I said all around performance. We have added 5,997 gross employees this quarter.  We are looking to add another 3,700 employees in the coming quarter, mostly at the entry level.  We want to honor the commitments we made at campuses and close the batch of people we had recruited last year. So that would take care of all the people to whom we have already made offers. For the next fiscal year, there are about 20,000 offers we have already made. So we will continue to recruit.  So in spite of a challenging environment, we have been able to do a reasonably good job.  We have kept the guidance same except for the currency movement and the movement of pricing.  Pricing declined by 1.8% in constant currency terms between last quarter and this quarter and that and the overall currency movement are the only two changes we have made to our guidance for fourth quarter.  Now let me pass on the microphone to Mr. Shibulal to give you more details about the operational performance followed by V. Balakrishn an on the financial performance.

S. D. Shibulal

This is Shibu.  As Kris said, in difficult times, we have done very well.  Let me also give you some color on some of the operational parameters.  We have added 5,997 employees this quarter, gross and this was against a planned addition of 4,500.  Our next quarter plan is to add 3,700 employees, gross.  Pricing has come down by 1.8% in constant currency and 6.1% in reported currency.  The pricing environment is challenging.  We are having conversations with multiple clients on pricing.  We are comfortable with the current environment but we believe that the pricing environment could become more challenging in case the environment deteriorates.  We are in conversation with multiple clients regarding their budgets.  We expect the budgets to close by February-March.

On the geographical footprint, North America grew sequentially by 1.1% on reported currency and 1.5% on constant currency.  Europe declined 1.2% in constant currency, even though on the reported currency it is 12.5% due to the cross currency movement.  Rest of the World grew by 5.8% in constant currency.  At the same, it declined by 6.4% in reported currency.  So, while Rest of the World grew by 5.8%, on the reported currency, it has declined by 6.4% because of the currency movements.  BFSI segment grew 4.1% in constant currency.  Retail grew by 2.9% in constant currency.  So, both the struggling segments, we have seen growth and also in the US.  We added 30 new clients this quarter and our total client base is 583.  Couple of clients have moved up and down in the list of customers with $ 100 million, $ 70 million.  Those are mostly due to marginal change in revenue and currency movement.  We have not lost any of the customers.  So with that, let me give it to Bala.

V. Balakrishnan

Good afternoon everybody.  It was a great quarter.  We have grown 6.8% sequentially in rupee terms.  The revenues declined 3.7% in dollar terms but if you look at the constant currency, it grew by 1%.  The gross margin for the quarter is 46.9%.  The EBIDTA margin is 35.1%.  We have seen the operating margin going up around 2.3% this quarter, mainly because of the currency.  Rupee depreciated around 11% during the quarter.  It contributed positively by around 4.7% to the margin.  We had a cross-currency impact of 1% on the margin and because the utilization came down from 70.7 to 68.5, we had an impact on the margin of 1.3%.  So net-net, the EBIDTA margin went up by 2.3%.  There are offsetting factors like the reduction in SG&A which is compensated by the decrease in per capita revenue.  The non-operating income has come down during the quarter because we had a sharp depreciation of all currencies against dollar and we have s een the rupee depreciating against the dollar.  Both of them had an offsetting factor at the net income level.  Overall, we had Rs. 200 crores positive impact on the operating margin because of currency. We had close to Rs. 192 crores of impact on the non-operating income - around Rs. 83 crores because of translation, Rs. 109 crores because of hedging.  So net-net, at the net income level, the impact is only Rs. 9 crores.  If you look at the effective tax rate for the quarter, it has slightly gone up to 16%.  We always said it could be somewhere between 15% to 16%. This quarter it went up to 16% mainly because the profit margins have increased.  The reported effective tax rate is 12.8%.  There is a net tax reversal of Rs. 62 crores which pertains to earlier periods.  If you adjust that, the effective tax rate is 16.1%.  We also received an inducement fee for the transaction with Axon which had not gone through of around Rs. 32.5 crores.  Net of expenses, around Rs. 18 crores had been shown under the other income.  So, overall net margin for the quarter is around 28.4% which includes the tax reversal.  Last quarter, it was 26.4%.  I think currency is a big factor this quarter.  We had never seen volatility like this in any of the quarters in the past.  Rupee depreciated 12% against the dollar.  UK pound depreciated 18% against the dollar.  Australian dollar depreciated 23% against the US dollar.  So, we have never seen volatility like this.  It is having a huge impact on the reported numbers.

In terms of subsidiaries, BPO had Rs. 330 crores of revenue, Rs. 57 crores of net profit, around 17.3%.  Australia, we had Rs. 128 crores of revenue, Rs. 8 crores of net profit, net profit margin is 6%.  Consulting, we have a loss.  We have around Rs. 13 crores loss during the quarter.  We believe consulting will break even.  It will take some time, but it will break even somewhere in the next year.  China is still in the investment phase.  It has made a loss of Rs. 10 crores.  Mexico is still making losses because it is in the investment phase. Our DSO days have come down drastically, it is 56 days and we also included a disclosure on the cash and bank balances in our financial statements.  We have given all the bank names with the amount we have in each of the banks.  We believe it is a good disclosure, need to be mandated for all the companies in India.  This will give additional comfort to investors when there is a crisis of confi dence in the market because of whatever happened in the recent past.  At the end of the quarter, we have close to $ 1.98 billion of cash.  We believe cash is required in the business.  We are also looking at lot of acquisition opportunities.  If we find a good acquisition opportunity, we will definitely use the cash.  I think with this I conclude.  Now, we can open the floor for questions.  Hello…we can open the floor for questions.

Moderator

Thank you very much sir.  At this moment, I would like to hand over the proceedings to international moderator to conduct the Q&A for participants connected to SingTel.  After this, we will have a question and answer session for participants at India bridge.  Thank you and over to you Fareeda.

International Moderator

Thank you Manjula.  We will now begin the Q&A session for participants connected to the international bridge.  Please press 01 to ask a question.  Once again, please press 01 to ask a question.  Thank you sir.  First call is Mr. Anthony Miller from TechMarket, London.  Go ahead sir.

Anthony Miller

Yes, hello gentlemen.  I guess the key question in my mind and I guess others as well is what do you think is Satyam’s scandal and to a lesser extent, the Wipro disclosure is having on your business.  I wonder if you can talk about it in two respects.  Firstly, the reaction you are getting from your own customers and your prospects and particularly if you are hearing anything in fact from the Satyam’s customers and secondly in addition to the banking disclosure, you just talked about what are the measures are you taking internally to try and restore confidence in Indian SI corporate governance?  Thank you.

Kris Gopalakrishnan

This is Kris Gopalakrishnan.  Let me answer the first one and then I will ask my CFO, Bala to talk about any internal measures we are taking.  Definitely there is a concern about corporate governance. Rightly so.  The concern about the financial strength of a particular company, trust in some sense is broken and so it is our responsibility to make sure that trust is rebuilt.  We are discussing with our clients, any questions they have, we are answering.  Any disclosures they want from the company, we are ready to give so that they are comfortable about the processes, the corporate governance standards and the financial strength of the company.  So, we are doing that.  I believe that this due diligence probably will continue for some time but probably medium to long term, it will be back to normal but so we are ready to answer any question, any customer has, any investor has to reassure them about Infosys.

Anthony Miller

Can I ask very specifically, have any customers or prospects deferred or delayed decisions as a result of these going on?

Kris Gopalakrishnan

No.  Customers just want reassurance, that’s all.  Nobody has delayed or anything like that and this is also not going to take too much effort because we have all the required answers in almost all cases.  Now, your second part of the question was about Satyam customers, etc.  We are not proactively going after any of those businesses.  If a company approaches us, it could be our own customer because we have several customers where we both work together. Then we will treat it as a new business request which comes to us.  We will go through the same process.  We will study the request.  If we are able to satisfy, we will put together a proposal.  If the proposal is accepted, then we will look at taking on the work.  Then the question comes about Satyam’s employees in these projects and here these are not the company’s or the customer’s employees and so they cannot actually ask us to take them over.  That has to go through an elaborate process in which Satyam is also involved.  Our proposal typically would be that Infosys will service them using our employees just like we do in other cases.  So that is the position we have taken.  Now in order to rebuild the confidence, there are certain things, the regulator and the government has to do, for example, maybe increasing the level of disclosure.  This happened in the US when Enron happened, Sarbanes-Oxley was brought in and things like that.  Second you have to make sure that the internal controls are in place and I will ask Bala to talk about.  Third is you create deterrents by acting swiftly and making sure that if there is anybody found guilty, action is taken. So that acts as a deterrent for anybody else or any other company to do something like this in the future.  I am going to pass it on to Bala to talk about internal controls and what happens at Infosys and what other things he would like to add about deterrent.< /p>

V. Balakrishnan

I think we have enough checks and balances internally.  We have a strong audit committee.  Our auditors independently verify the cash directly with the banks.  It is happening for many quarters and there are enough checks and balances internally within the company and if anybody has any concerns, there is a very strong whistleblower policy within the company.  They can bring it up to the top and I think at the end of the day, disclosures are very important.  In an environment like this where there is lack of trust, it is better to enhance the disclosures and give all the information.  We had included a disclosure in our financial statement to give all the bank names and the amount of money we have kept in each of the banks so that investors can cross-verify whether the money is actually available.  We have clearly put in place checks and balances and I think in an environment like this, it is better to increase the level of disclosure so that the investo rs get their comfort.

Anthony Miller

So to be very specific, there were no disclosures that Infosys is planning to make in these next several days or weeks or months as far as you know either about the state of your finances or indeed as in say Wipro’s case of any exclusions from customer business.

Kris Gopalakrishnan

No, we have made all the disclosures. In fact as we said, we have enhanced the disclosures.  Infosys did not have a Directed Share Program as part of our ADS’s offering. So there is nothing there we need to disclose.

Anthony Miller

Okay, thank you very much indeed.

International Moderator

Thank you sir.  Next question is from Mr. Rod Bourgeois from Bernstein, United States.  Over to you sir.

Rod Bourgeois

Yes, Rod Bourgeois here with Bernstein.  Hey, just wanted to talk about the pricing front.  It looks like if you exclude the impact of cross currency movements, your pricing was down about just under 2% quarter to quarter and I was wondering if you could talk about your outlook for pricing. Is that quarter to quarter decline expected to continue over the next few quarters, if you can give us any indication of the outlook for that and what specifically is causing the decline in prices.  Is it competitive behavior or is it Infosys deciding to get more aggressive on pricing to drive volume?

S. D. Shibulal

This is Shibu.  The pricing has come down by 1.8% in constant currency.  We are having pricing negotiations with a bunch of clients and in most of those situations, we are trying to make sure that either the price holds or we are linking the price to volume kind of things.  We are seeing competition, at least some of the competition cutting prices in certain situations.  The current situation is manageable.  We believe that the current situation is manageable.  It could aggravate, if the environment worsens, if there is more bad news and more environmental issues, it could aggravate but we believe right now it is definitely manageable.  Customers have limited budgets and they want to get value for money.  So they are looking at ways of getting value for money.  One of them is price but there are many other things, like we can look at a fixed price model, we can look at non-effort based pricing, we can look at more offshoring.  So we explo re all of this with the customers, when these discussions happen.  Now, we continue to focus on revenue productivity and margins.  We also walk away or we are willing walk away from deals which simply does not make sense for us.

Rod Bourgeois

Okay and in cases where pricing of significant clients is on the decline, in most of those cases are you receiving increased volume awards or there are number of cases where price is going down even at an absence of volume being added to the deal?

S. D. Shibulal

Many of those clients, we are linking the volume formally or informally, one of those.  There may be few cases where the linkage is not there but many cases there is linkage or there is a possibility of linkage.

Rod Bourgeois

Sure and then, is most of the pricing pressure in financial services or is it pretty balanced, spread in a balanced way across the other verticals as well?

S. D. Shibulal

No, it is across verticals, it is not concentrated in financial services.

Rod Bourgeois

Okay and then one final thing on the pricing front.  You are seeing a favorable move in the currency on your margins, you are getting a margin benefit from the currency move, is that also causing price to be lowered because clients recognize you are getting a margin benefit from the currency?

S. D. Shibulal

No we don’t link the currency movements with the price because it could work either way and the pricing is not linked to the currency movement.

Rod Bourgeois

Okay, but if I should just say in your guidance for the next couple of quarters, you are assuming a continued erosion in price at this point just to take a conservative stance?

S. D. Shibulal

For the time being we have assumed the same third quarter per capita revenue productivity for Q4.

Rod Bourgeois

I see, so you think it will stabilize from here rather than go down further?

S. D. Shibulal

We believe it is manageable at this point.

Rod Bourgeois

Okay, thank you guys.

S. D. Shibulal

Thank you.

International Moderator

Thank you.  At this moment, there are no further questions from participants at international bridge.  I would like to handover the proceeding back to Manjula, go ahead please.

Moderator

Thank you very much Fareeda.  We will now begin the Q&A interactive session for India participants.  Participants who wish to ask questions, please press *1 on your telephone keypad.  On pressing *1, participants will get a chance to present their questions on a first in-line basis.  Participants are requested to use only handsets while asking a question.  To ask a question, please press *1 now.  First in line, we have Mr. Sandeep from IIFL.  Please go ahead.

Sandeep Muthangi

Hi guys, good afternoon, good quarter.  Just to delve a bit on the pricing, is this something that you guys have witnessed deteriorating towards the end of the quarter or was it fairly uniform in October, November, and December?

S. D. Shibulal

The price is a portfolio approach.  It is not something drastically happening towards the end of the quarter.  It has happened in the last two months I would assume, two months yeah and we take a portfolio approach to the price.  And we walk away from those cases where it simply will be unacceptable to us.

Sandeep Muthangi

Okay and this pricing decline is based on roughly what ballpark pricing cuts with the clients?

S. D. Shibulal

Some cases it is very nominal, some cases it will be slightly up but the range is not important.

Sandeep Muthangi

Could you classify as to what proportion of the client, to whom the pricing cut has been given, if possible as a percentage of revenue?

V. Balakrishnan

No, no, look we have a portfolio approach.  We always said there could be one or two clients where they are the larger part of the portfolio and if they have pain points in an environment like this, we have to work with them and make sure that the pain points are lesser because we have a relationship model, we have to make sure, we walk together with them.  So at a portfolio level, there is a small dip in pricing at the constant currency and the 6% you see is only because of the currency impact.  If you look at the constant currency, the decline is only 1.8%. It is mainly because in some of the relationship, we would have made some adjustments to make sure the pain points for the customer is less.  We always handle it at the portfolio level.  We do not give any drastic across the board deduction to anybody.

Sandeep Muthangi

Understood and could you give us any indication of what it could be for the next quarter?

V. Balakrishnan

When we give a guidance, we always take the prior period per capita revenues.  The same thing we have followed now.  The third quarter per capita revenue is assumed to be flat for the fourth quarter in the guidance.

Sandeep Muthangi

Okay, thanks a lot.

Moderator

Thank you very much sir.  Next in line, we have Mr. Tarun from Anand Rathi Securities, please go ahead.

Tarun Sasodia

Hi, congratulations on your set of numbers presented.  I just wanted some feedback on the international revenues which is mostly Australia, Consulting, and the new business in China and Mexico.  There seem to be some kind of a sequential slowdown, is it because of currency or there is really a volume slowdown as well?

S. D. Shibulal

Australia has a currency impact.  China, the number of people are going up and we have had some challenges with the customers early on.  We are now over that and we are now able to get better traction with our customers.  If you look at Europe for example, the European revenue in reported term came down by 12.5%, but that is not right because in constant currency, it has only come down by 1.2%.  So Rest of the World declined in the reported currency by 6.4% whereas actually it has grown 5.8% in constant currency.  So, many of these numbers are moving back and forth because of the currency movements.

Tarun Sasodia

The follow up on that would be, is it possible to mitigate this currency movement risk through lot of financial instruments available and what kind of hedging policy is currently being followed because the overall hedge position has come down quite significantly?

V. Balakrishnan

No I think, as I said earlier, we cannot eliminate the risk because the movement has been so drastic which we had not seen in any quarter in the past.  We have seen currencies like Australian dollar moving 23% in one quarter.  Any kind of hedging you take is not going to reduce the impact on the revenues. It could reduce the impact on the margins.  So, that is what we are focussed on.  We take the hedging to make sure the margin impact is less but the revenue impact will always be there.  So your hedging policy should be to minimize the impact, not to eliminate the risk itself.

Tarun Sasodia

Right.  So what kind of margins you are trying to protect because in most of the businesses, even the margins have fallen on sequential basis?

V. Balakrishnan

Well, in case of customers in those economies where the currencies are depreciated substantially against the dollar, there could be impact. We have to work with the client to see how the impact could be minimized but we are in India, our reporting currency is Indian rupee. So on the rupee basis, the impact is not that much, it is still manageable.

Tarun Sasodia

Right and just one more question on the clients overall perspective that we had that you have significant drop of clientship happening from $ 300 million dollars plus and $ 100 to 200 million dollars plus.  Anything significant to be read into that or is that also again related to…

S. D. Shibulal

There is nothing significant to be read into that.  One $ 100 million dollars client has moved down but that is because of marginal reduction in revenue but mostly because of the currency movement.  You can also see at the same time, we have movement upward, $ 20 million clients have gone from 56 to 58 and $ 30 million clients from 34 to 37.  So we have movements in both sides and we have not lost any client of any significant revenue.

Tarun Sasodia

Right.  Just one more question on hedging, what would be the ineffective hedges right  now?

V. Balakrishnan

No we mark-to-market all the hedges.  We have not taken any, anything as cash flow hedge. Everything has been mark-to-market at the end of the quarter.

Tarun Sasodia

So all of it is completely mark-to-market, 100% basis?

V. Balakrishnan

Yes, 100% we do it always.

Tarun Sasodia

Okay, thank you.

Moderator

Thank you very much sir.  Next in line, we have Ms. Diviya from JM Financial, please go ahead.

Diviya

Hi, this is Diviya from JM Financial.  Congrats on numbers for the quarter.  Just noticed that among your large verticals, BFSI has actually grown at 4.1% in constant currency, probably higher than the other major verticals.  Is this a beginning of the trend that we are seeing here or is it a couple of clients have ramped up as a one-off in the quarter?

Ashok Vemuri

I think on the BFSI front, even though there is a significant amount of turbulence that still exists in the market place for our clients, we are increasingly seeing that some amount of dust settling in terms of strategies to of how to use the service providers such as ourselves and that is how we are actually seeing an increase in the volumes and the deals as well.  The BFSI segment grew at about 4.1% this quarter on constant dollar terms and on a reported currency basis at 1%.  We have added nine new clients. So even from a budget perspective, unlike last year we do expect even though the numbers to be lower, we do expect them to come back with certainty the numbers that they would actually be, the dollars that they would be spending on us.  From that perspective, things are settling down but there continues to be significant amount of turmoil.  We have been also told that the budgets would not necessarily be etched in stone and that there would be significant amount of variation that would come in based on the performance of the companies, the macro environment and bad news if any that could still come out.  So having said that, we continue to invest.  Clearly there is pricing pressure in this sector but we have also seen that our clients are willing to pay the premium when we are bringing value-added services to the table and there are still certain parts of the BFSI sector whether it is compliance, trading, the regulatory aspect of it, risk management, governance etc. as well as in certain sub-verticals where we are seeing spend continue to actually be at the same level as previous years and in fact in certain cases higher as well.

Diviya

Right, Shibu are you seeing anything different in BFSI as opposed to the other verticals because BFSI has been in trouble for quite some time.  Is there any difference that you are seeing in the behavior, especially in the run up to the current budget because we have seen some recent reports suggesting that BFSI could be further ahead in the budgeting cycle as compared to some other sectors. Is there any truth to that?

S. D. Shibulal

No we are not seeing that.  In fact BFSI is a segment where there has been large amount of leadership and ownership changes.  So we are not seeing finalizations of budgets ahead of other segments at this point in time.  I also want to point out that even retail which is actually one of the segments which are in trouble, we are growing. We have grown on constant currency 2.9% and I think both reflects a flight to quality and flight to value and in fact that reflected in our offshore revenues going up.

Diviya

Right, you have also upped your hiring target for the year from 25,000 to 27,000.  What is the motive behind that, are you expecting to see volumes better than you had expected or was your initial guidance more conservative in nature?

T. V. Mohandas Pai

In the initial guidance, we had estimated a certain percentage of joins from campuses.  The percentage went up considering the economic environment.  So we keep our commitments and I think the BPO is having likely more people come in, in the month of March to get ready for the next year.  So if you add up both, you get this new number of 27,000.

Diviya

Right, thanks, I will come for followup later.

Moderator

Thank you very much ma’am.  Next in line, we have Mr. Rishi from Enam AMC, please go ahead.

Rishi

Hi, good afternoon.  This is regarding the recruits for the next year.  After having already upped your number of intakes by 2,000 this year and all the more you just mentioned for BPO, given this uncertain environment, the recruits that you have mentioned earlier, 20,000 candidates that will be joining in next year, you would probably estimated this at probably higher attrition rate and the environment was much more benign. Given that the attrition rate may drop drastically and also the environment may continue to deteriorate, my question is that would you be left with no option but not to honor this commitment, is that a possibility?

T. V. Mohandas Pai

No, that is not a possibility at all.  We will honor the commitment fully.  Let me give the math to understand.  There are 20,000 offers out there.  20,000 offers at conversion rate of 75% is 15,000 people.  They will come in at varying times.  The training is anyway between 16 weeks to 24 weeks.  We have enhanced the training period for people right now undergoing training and complete this training. So they get an experience in one more language, they will be coming.  As they come at different times and they have this training. A substantial large number of them may not be available for any work next year.  I think dynamics of how this happens needs to be understood. We already have about 103,000 people, even if we have an attrition of 10%, there is still 10,000 people who may leave us.  So 15,000 people come again, 10,000 people who could be the attrition rate on a conservative basis, if you look at the math, I think it works out very w ell.

Rishi

Right, one more on the tax rates.  What according to you shall we build in for assumptions on the effective tax rate for FY ‘10 and FY ‘11, this is also in the light of possibility that lower proportion of work can be transferred to SEZ’s?

V. Balakrishnan

Well, SEZ’s today is around 7% to 8% of our revenues.  All the incremental revenue we are trying to get it through the SEZ but I think the effective tax rate today is around 15% to 16%.  Next year is the last year for a tax holiday, so it could go up slightly and then it could settle somewhere around 20% to 22%.

Rishi

Alright, thank you so much.

Moderator

Thank you very much sir.  Next in line, we have Mr. Sumit from Birla SunLife Insurance, please go ahead.

Sumit

Yeah, hi, congratulations on the good set of numbers sir.  You mentioned that there is some pricing pressure from the competition.  If you could give some more color in terms of who, I mean where exactly are we seeing the pricing pressure from, is it the Indian IT vendors or MNC competitors that are putting pricing pressure in the market?

S. D. Shibulal

We are seeing it from both sides and especially when there is a turf to be protected, there is more aggressive pricing from other parties involved. So we are seeing it from both sides.

Sumit

Okay, so I mean that is putting overall pressure on the industry pricing is it?

S. D. Shibulal

Right and also clients are going through bad times.  So, it is very natural for them to demand lower prices and higher value.

Sumit

Okay and what is the range that competition is offering as a pricing discount?

S. D. Shibulal

No those details we will not have right, we will only have some specific cases. There also it will be second-hand knowledge.

Sumit

Sure, sure and what we have been seeing is the top client revenues have been declining, I mean how far will this go as such?

S. D. Shibulal

No actually the top client was 9.5% at some point in time, which was actually too close for comfort for us to our limit of 10% and we wanted to make sure that that comes down a little bit, and it did come down. The difference between Q2 and Q3 is marginal, really, really marginal.  It has only come down by may be a couple of million dollars. At the same time, when you look at it in a percentage basis, you will see a larger percentage because of the currency fluctuation. So, most of that decline in the top client is simply because of the currency fluctuation.  At the same time, I want to point out that the top ten clients grew by 3.2% and the remaining grew by 0.1%.  So, it means that our larger clients are growing.

Sumit

Right, okay and that’s all from my side.  Thank you so much.

S. D. Shibulal

Thank you.

Moderator

Thank you very much sir.  Next in line, we have Mr. Sandeep Shah from ICICI Securities.  Please go ahead.

Sandeep Shah

Yeah sir, for this quarter, can you break down the constant currency rate decline for offshore and onsite separately?

V. Balakrishnan

The pricing on the reported basis went down by 5.8% onsite, 4.6% offshore, blended 6.1%.  Constant currency blended has come down by 1.8%.  Onsite is around 1.5% and offshore is around 0.2%.

Sandeep Shah

Okay and secondly for the Q4 guidance as you said the pricing has been assumed to be flat.  So, can you throw the light in terms of assumption on the volume as well as the cross currency volatility impact for Q4 guidance?

V. Balakrishnan

No, no, when we gave the guidance for Q4, we had taken the currency as in the quarter end. So, there is no currency assumption built into the same. Even if you look at the average rate for the quarter and the quarter end rate is almost same for the currency. So, the pricing, we took the third quarter pricing that means earlier when we gave a guidance for second half, we had assumed the pricing to be stable.  Now, in the third quarter the pricing has slightly come down, that decline is assumed in the fourth quarter also to continue.

Sandeep Shah

Okay, so on an average on the volume front, we are assuming 0% to 4% decline?

V. Balakrishnan

No volume should be same because the revenue reported and the guidance are almost same at the upper end.

Sandeep Shah

Okay, okay.  Thanks.

Moderator

Thank you very much sir.  Next in line, we have Mr. Sreevatsa from Spark Capital.  Please go ahead.

Sreevatsa

Yeah, hi Bala.  I just wanted to get some confirmation on given that pricing is expected to go down and then we are also expecting utilizations to fall because we are planning to maintain our hiring targets, I just wanted to know what other levers do you have at this point in time to maintain margins at the current levels which are just below 30% and used to be or more or less that we used to maintain historically?

V. Balakrishnan

See we have several levers on the cost side which we can use to make sure the impact on the margins is limited.  If you look at the trend, we are seeing the offshore definitely going up as compared to onsite, that is a one big lever we have.  Utilization could come down because we are hiring more people and they are in training, they are not billable but that can be absorbed because as Shibu pointed out earlier, there are some ten levers which we can use.  We are not going to use all of them at any point of time but we can use one or two of them and make sure the impact is minimized.

Sreevatsa

Okay.  Another, just the hedging amount has come down pretty significantly, because I remember we used to have this policy of hedging two quarters upfront net receivables.  Is there a change to the policy as such?

V. Balakrishnan

No, no, our policy is to hedge up to two quarters, we are always within the limit.  We have reduced the hedging because we believe in the short-term, the chances of rupee appreciating is very low.

Sreevatsa

Okay, just wanted to get some comment on what is happening especially in implementation of ERP-related work because commentary is increasingly getting negative from some of these large enterprise software vendors.  Is it something that you are also seeing or is the pipeline enough to kind of sustain growth for the next two to three quarters?

Chandrasekhar Kakal

Kakal here from Enterprise Solutions Group.  It is true that some of the ISVs like SAP and Oracle have been now projecting lower license revenue growth but our revenue comes not just from the license revenue growth.  It also comes from the fact that there are already sold licenses available with the customers and they are looking at implementation and rollout and upgrade and maintenance, production and support maintenance and all of that.  Also there are add-on modules that get added and enhancement that happen on the base enterprise software that they have.  Because of that, it is not directly linked to the projections made by the ISVs and to the revenues of ISVs and that is our past experience and probably that we will continue.

Sreevatsa

Okay, thanks.  I will come back later again.

Chandrasekhar Kakal

Thank you.

Moderator

Thank you very much sir.  Next in line, we have Mr. Shreyank from Edelweiss.  Please go ahead.

Shreyank

Good afternoon sir.  Congratulations on a great quarter in terms of constant currency numbers.  Just have couple of quick questions on what kind of growth rates do you expect going forward for FY 10?

Kris Gopalakrishnan

See, it is very difficult to give you any numbers at this point.  In April, we can give you our guidance for FY 10.  All I can say is that the environment continues to be challenging but in that environment, Infosys is able to do a reasonable job, medium to long term growth prospects are still there, there growth opportunities are still there and the industry should see some return to the growth we used to enjoy probably in the medium to long term.

Shreyank

In the immediate near term do you have any visibility on revenues going forward sir?

Kris Gopalakrishnan

See, we typically have visibility for next quarter almost 90 to 95%, typically we have 60 to 65% over the next four quarters and that is what we used to model and give guidance, projections etc.  So our guidance reflects our visibility and our confidence in achieving the numbers.  It has not changed, the model has not changed.

Shreyank

Fair enough sir, just a clarification on that, have you seen visibility improving vis-à-vis similar time last quarter versus now?

Kris Gopalakrishnan

No, the situation still continues to be challenging. Maybe after the budgets are frozen, there could be some improvement and visibility.

Shreyank

Okay sir just one last question, you have about close to $ 2 billion in cash on your balance sheet right now.  Could we expect some kind of corporate action such as stock buy back or other things as an attempt to manage margins?

Kris Gopalakrishnan

No, no, our margins are well managed.  In the past when the parameters like return on invested capital etc. fell below a target number, we have looked at increased pay out of dividend.  That is what may happen.  It will be at the discretion of Infosys board.

Shreyank

But are there any plans under consideration for a stock buy back sir?

Kris Gopalakrishnan

No, there are no plans for share buy back at this point.

Shreyank

Fine sir, just one last question I missed on the hedged position, could you just talk about your outstanding hedges as of now.  How much of your revenues have been hedged?

V. Balakrishnan

We have a hedging position of $ 576 million dollars, last quarter it was $ 932 million. $ 526 million is 50% of quarter’s revenue, but as you know, we always hedge our net position, not the gross.  So, we had said up to 2 quarters of net position we will hedge, so technically we can hedge up to $ 1.1 billion, our hedging position is $ 576 million.

Shreyank

Fine thank you sir, that will be enough from my side.  Thank you.

Moderator

Thank you very much sir.  Next in line, we have Mr. Yogesh Agarwal from HSBC Securities.  Please go ahead.

Yogesh Agarwal

Hi, I just have a couple of questions if I may, one on the pricing front. I understand Infosys would like to maintain the pricing discipline and walk away from deals which are low profitable compared to the group margins.  I am just trying to understand it seems the volumes are shrinking and competition for the same pie would intensify.  Will the management at some point rethink at recalibrating the options between balancing lower rates and maintaining utilization?  My second question on the SAP, some of the recent surveys indicated significant fall in demand for SAP skills, especially in the European markets. Do you see that weakness or is it going to impact the business in the coming quarters?  Thank you.

S. D. Shibulal

This is Shibu. Let me answer pricing question and then Kakal can answer the SAP one.  So, margin is an aspiration for this organization.  We aspire for higher margins.  We want to be a higher margin player in the industry and we have done many things to keep that position or maintain that position.  So our strategies of transformational capabilities, our strategies of building end-to-end capabilities, our strategies of building Global Delivery Centers, our strategies of employing people across the globe, all that is meant to create that margin and price.  So in our mind, we are not demanding anything which we don’t deserve and we do get it.  We get a premium over the other players at any point in time.  At the same time, we have to react to the market.  We cannot be isolated from the market. So we do react to the market.  We make some adjustments as a portfolio, not as a case by case basis. So we do look at price as a portfolio and margin derived from that portfolio.  That is one thing.  Second thing is, if the deal is completely unacceptable to us, the deal is completely unacceptable to us, then we walk away.  No.3 is to answer the question of trying to get a bigger pie out of the piece of the pie by reducing price, it does not look logical because the industry will balance out again and you will be just left with lower prices and not bigger piece of the pie because the industry will again tend to balance out.  So, we clearly believe that we should ask them for higher margins and we should look at price as a portfolio and in those situations where pricing is completely unacceptable, we should walk away.  Now, let me ask Kakal to respond to your SAP question.

Chandrashekar Kakal

It is true that SAP is projecting a slower license growth.  While there is a correlation between the license growth and implementation revenues, it may not be of immediate nature.  I answered this slightly earlier also that there are licenses sold available on the shelf with the customer which have to be utilized first and also in the economic downturn kind of situation when clients are looking for cost reduction, they would favor mostly the offshore service providers where most of the ERP work can be done from offshore now.  Production support and maintenance will have to continue and some of the capital spending will have to be reduced to make it pay-as-you-go kind of model. So newer business model, newer pricing models are possible.  With all these, while there is a correlation and linkage between license growth, it is not immediate in nature and not directly proportional to the license growth slowness, that is what we have experienced.

Yogesh Agarwal

Actually, I was talking about SAP staffing skill demand, not the license.  So, I would assume since skill demand would actually incorporate both the implementation and maintenance skills.

Chandrashekar Kakal

See, in the current kind of situation where the SAP skill demand is required, it is available in the market.  We don’t see a problem in meeting the SAP skill demand now.  We do have the ways and means to meet the skill demand through our own internal Enterprise Solutions academy where we can actually take in industry street people and train them in the required skill sets of SAP and there are also people available in the market now.

Yogesh Agarwal

Thanks.

Moderator

Thank you very much sir.  Next in line, we have Mr. Murali from Franklin Templeton.  Please go ahead.

Murali:

Hi, this is Murali from Franklin Templeton.  Can you give a sense of what proportion of clients have come back for price renegotiations?

S. D. Shibulal

We don’t have an exact percentage but there are multiple price renegotiations in progress.

Murali

Okay, thank you.

Moderator

Thank you very much sir.  Next, the last question comes from Mr. Vihang of Motilal Oswal.  Please go ahead.

Vihang

Yeah, hi, congratulations on a good set of numbers.  I wanted to know about our approach towards SG&A in this quarter and going forward when we have seen both S&M and G&A going down this quarter. So some kind of sense on that?

V. Balakrishnan

Well, we always said that we could squeeze out some 100 basis points from G&A, not on S&M, more on G&A, but even if you look at the numbers. Last quarter, the G&A was Rs. 428 crores.  This quarter, it is Rs. 405 crores.  There is no substantial reduction there.  There are many reasons for it to come down.  It is because of the currency impact. But having said that, we can always squeeze out some 50 to 100 basis points in SG&A because there are certain discretionary expenses like brand building or professional fees which we can always control.  I think it should settle down at this level.  It cannot go drastically below what it is today.

Vihang

Okay, and I mean, in times where client acquisition is becoming incrementally tough, how do we look at it? Does it warrant specifically larger investments in S&M or the current investments are enough to do the job?

V. Balakrishnan

If larger investments are required, we will definitely do it.  We are not going to compromise long term for short term but we believe that current investments are adequate for our growth.

Vihang

Right, also, we have increased our training period from the earlier 16 weeks to 24 weeks now, and I just heard someone say that is to include an additional language. So can you give some color on that sir, I mean, what is this about?

T. V. Mohandas Pai

We had a 16-week training program.  At the end of 16 weeks, they have to get a CGPA of 4 out of 5.  In case they do not, they do not continue the training and leave the company.  So after they complete the training and pass the training, we have put them on a special training program of 8 weeks to teach them one more language so that they become much more versatile. So when business improves, we will have people who have been trained on two different languages who can work in many different units and since they are very versatile and more productive hopefully, they should be able to do better.  Otherwise, they will be spending time on the bench.  This is a means to enhance capability while at the same time reducing time on the bench.

Vihang

Right.  Also, I am bit curious to know, this time, we have pretty high forex loss actually.  So, despite probably a lower end to end kind of a rupee depreciation, can you give us some sense on that?

V. Balakrishnan

As I said earlier, this is one of the quarters where we have seen huge volatility in all currencies.  We have seen the US dollar appreciating by around 11% against the rupee.  We have seen GBP depreciating around 18% against the US dollar,  Euro depreciating 11% against dollar.  Australian dollar depreciating 23% against the dollar.  So you have certain amount of assets, both cash and bank balances and account receivable in those currencies.  When you translate, it has got a huge impact on the non-operating income.  Net-net, at the EPS level, the impact is minimal.  Operating margin, we have got a benefit because rupee depreciated drastically against the dollar but in the non-operating, the impact is higher, one because of translation which is around Rs 83 crores and hedging of Rs. 109 crores loss.  So, mainly the translation impact has increased because the other currencies depreciated drastically against the dollar.

Vihang

Okay, got it, I have one more question from my colleague.

Kris Gopalakrishnan

Last question please because we are running out of time.

Vikas

Hi, thanks for taking, just one question, this is Vikas here.  Last time we have said that the IT budget specifically got frozen somewhere in April, now this year we are expecting it earlier, am I correct?

Kris Gopalakrishnan

Yeah, we expect the IT budgets to be finalized by mid February.  We are seeing some companies already starting to finalize them. So by mid February probably we will see the IT budgets being finalized.

Vikas

Yeah, because last year, basically when everything was intact, the budgeting in fact went till April, and this time, when it has fallen, it is happening slightly earlier.  So, that was I was trying to reconcile these two things.

Kris Gopalakrishnan

Yeah, so we expect. Let us wait and see.

Thank you for everyone for participating in this call.  We have another call today evening at 7 pm India time and again thanks to everyone.  If you need further clarifications, you can contact our Investor Relations people and they will coordinate with you and they are available. We are available during the quarter also.  So, thank you all very much.

Moderator

Thank you very much sir.  Ladies and Gentlemen, thank you for choosing WebEx Conferencing Service.  That concludes this conference call.  Thank you for your participation.  You may now disconnect your lines.  Thank you.